UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42153

TOYO Co., Ltd

5F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Notes

On December 19, 2024, Abalance Corporation (“Abalance”), a Japanese public company listed on Tokyo Stock Exchange, issued a notice regarding the filing of a lawsuit against the Abalance and its seven subsidiaries including TOYO Co., Ltd in connection with a patent infringement litigation brough at the U.S. District Court for the Northern District of California.

EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of the Notice issued by Abalance Corporation dated December 19, 2024.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: December 20, 2024

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